UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

043635101
(CUSIP Number)

Christopher H. Cunningham
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104
(206) 623-7580
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

CUSIP No. 043635101

1	NAME OF REPORTING PERSONS: TFG Radiant Investment Group Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,032,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,032,842
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,032,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  TFG Radiant Investment Group Ltd. (“TFG Radiant”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.
(2)   Based on 40,957,854 Shares outstanding as of March 15, 2012, as provided in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2012.

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ITEM 1.SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed by TFG Radiant Investment Group Ltd. (“TFG Radiant”) with the Securities and Exchange Commission on August 22, 2011, and amended on January 9, 2012 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).  The principal executive office of the Company is located at 12300 Grant Street, Thornton, CO 80241.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph:

Pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) dated December 30, 2011 between TFG Radiant and Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway (“Norsk”), as further described in Item 6 of Schedule 13D/A filed by TFG Radiant on January 9, 2012, TFG Radiant has acquired 8,067,390 of the Shares reported herein at an average price of $0.496 per share, or $4,000,000 in the aggregate (the “TFG Share Purchase”).  $1,000,000 of the $4,000,000 purchase price was paid on January 3, 2012 as a non-refundable deposit, and the remaining $3,000,000 was paid upon closing of the TFG Share Purchase on March 30, 2012 (the “Closing”).  The source of the funds used to purchase these 8,067,390 Shares is working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph to section (d):

Norsk’s representative on the board of directors of the Company has resigned, and at or before the Company’s 2012 annual meeting of stockholders, TFG Radiant intends to appoint a replacement director to fill the resulting vacancy.  Such appointment is contemplated by that First Amended and Restated Stockholders Agreement between TFG Radiant and the Company dated as of December 30, 2011 (the “Amended Stockholders’ Agreement”), as further described in Item 6 of Schedule 13D/A filed by TFG Radiant on January 9, 2012.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety, as follows:

(a)  As of March 30, 2012, TFG Radiant beneficially owned 16,032,842 Shares, which constitute approximately 39.1% of the total number of Shares issued and outstanding.  This aggregate percentage of Shares reported to be beneficially owned is based upon 40,957,854 Shares outstanding, which is the total number of Shares outstanding as of March 15, 2012, as provided in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2012.

In addition, as of March 30, 2012, TFG Radiant holds an option to acquire an additional 9,500,000 shares of the Company’s common stock at an exercise price of $1.55 per share.  The option is only exercisable after achievement of certain milestones associated with the development of facilities in East Asia.  The option expires on February 12, 2014.  If a change-of-control transaction occurs prior to February 12, 2014, the option will become immediately exercisable and will terminate unless exercised in connection with such change-of-control transaction.

(b)  TFG Radiant has the sole voting and dispositive power over 16,032,842 Shares.

(c)  Except as described in Item 3 above with respect to the Share Purchase Agreement, pursuant to which TFG Radiant purchased from Norsk 8,067,390 Shares, TFG Radiant has not effected any transactions in Shares during the past sixty days.  To the knowledge of TFG Radiant, none of TFG Radiant’s executive officers or directors has

Page 3 of 4 Pages

effected any transactions in the Shares during the past sixty days.

(d)  To TFG Radiant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TFG Radiant reported herein.

(e)  Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:

The Amended Stockholders’ Agreement and the Amended and Restated Registration Rights Agreement (each as described in Item 6 of Schedule 13D/A filed by TFG Radiant on January 9, 2012) went into effect as of March 30, 2012, in connection with the closing of the TFG Share Purchase.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2012

TFG RADIANT INVESTMENT GROUP LTD.

By: /s/ Lee Kong Hian
Name: Lee Kong Hian Title: Executive Director

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